UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-36767

AVOLON HOLDINGS LIMITED

(Translation of Registrant’s Name into English)

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Telephone: +353 (1) 231 5800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 14, 2015, Avolon Holdings Limited (“Avolon”), Bohai Leasing Co., Ltd. (“Bohai”) and Global Aviation Leasing Co., Ltd. (“Offeror”) entered into an Investment and Tender Offer Agreement (the “Investment and Tender Offer Agreement”) (attached as Exhibit 99.1) pursuant to which on the terms and subject to the conditions set forth in the Investment and Tender Offer Agreement, Offeror will make a cash tender offer for 20% of the outstanding common shares of Avolon at a price of US$26 per common share in cash, without interest thereon (the “Offer”). Concurrently with the execution of the Investment and Tender Offer Agreement, (i) Avolon’s private equity shareholders and their syndicatees, on the one hand, and Offeror, on the other hand, entered into an Agreement to Tender (the “Agreement to Tender”) (attached as Exhibit 99.2), (ii) Avolon, Offeror, and Avolon’s private equity shareholders and their syndicatees agreed to a form of amended Shareholders’ Agreement, which will be entered into at the closing of the Offer and is attached as an exhibit to the Agreement to Tender and (iii) Avolon entered into a Voting Agreement with HNA Capital Group Co., Ltd. and Tianjin Yanshan Equity Investment Fund Co., Ltd., two of Bohai’s largest shareholders (attached as Exhibit 99.3).

Exhibits

99.1	The Investment and Tender Offer Agreement, by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd., and Avolon Holdings Limited, dated as of July 14, 2015.

99.2	The Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015.

99.3	The Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVOLON HOLDINGS LIMITED

	By:	/s/ Ed Riley
	Name:	Ed Riley
	Title:	General Counsel and Company Secretary

Date: July 14, 2015

EXHIBIT INDEX

99.1	The Investment and Tender Offer Agreement, by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd., and Avolon Holdings Limited, dated as of July 14, 2015.

99.2	The Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015.

99.3	The Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015.

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